Exhibit 99.1

Banco Itaú Chile Announces Termination of American Depositary Shares Program

SANTIAGO, Chile, November 9, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) (the “Company”) today announces that The Bank of New York Mellon, as depositary (the “Depositary”) issued, on November 8, 2023, a notice (the “Termination Notice”) to the holders of American Depositary Shares (the “ADSs”) representing common shares of the Company terminating the American Depository Receipt program (the “ADR Program”) according to the requirements under the Amended and Restated Deposit Agreement dated as of June 11, 2018 (the “Deposit Agreement”) among the Company, the Depositary, and owners and holders from time to time of ADSs issued thereunder. The ADR Program and the Deposit Agreement will be terminated on February 5, 2024 (the “Termination Date”).

Information for ADS Holders

The Termination Notice, a copy of which is included as an Annex to this press release, describes instructions to be followed by holders of ADSs in connection with the termination of the ADR Program and of the Deposit Agreement.

Forward-Looking Statements

This press release may contain forward-looking statements, within the meaning of applicable securities laws, including, without limitation, statements regarding the termination of the ADR Program and of the Deposit Agreement. The words “will,” “expects,” “believe,” “anticipates”, “future”, “intends”, “plans”, “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks identified in the Company’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by the Company. These forward-looking statements speak only as of the date of publication of this document and the Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1751 / ir@itau.cl / ir.itau.cl

Annex

Termination Notice

A PDF accompanying this announcement is available at https://ir.itau.cl/files/doc_news/en/2023/11/BNYM_Termination-Notice.pdf